EXHIBIT 20


                  COPY OF QUARTERLY REPORT TO STOCKHOLDERS

                            ROHM AND HAAS COMPANY
                             THIRD QUARTER 1998

                              ID: COVER GRAPHIC

FINANCIAL HIGHLIGHTS  (Millions of dollars, except earnings per share)
--------------------------------------------------------------------------------
                                Third Quarter                  Nine Months
                           -----------------------      -----------------------
                                           Percent                      Percent
                            1998    1997   Change        1998    1997   Change
                           -----------------------      -----------------------
Net sales                  $  909  $  974    (7)        $2,836  $3,049    (7)
Net earnings                   86      91    (5)           365     312    17
Net earnings,
   excluding non-
   recurring items*            89      91    (2)           320     312     3
Net earnings per
   common share:
   -- Basic                $  .49  $  .48     2         $ 2.02  $ 1.64    23
   -- Diluted              $  .48  $  .48     0         $ 1.98  $ 1.61    23
Net earnings per
   common share,
   excluding non-
   recurring items:
   -- Basic                $  .51  $  .48     6         $ 1.77  $ 1.64     8
   -- Diluted              $  .50  $  .48     4         $ 1.74  $ 1.61     8
-------------------------------------------------------------------------------
* non-recurring items include gains on the sale of joint venture interests in AtoHaas and RohMax, asset write-downs, business realignment costs, and loss on early extinguishment of debt during the second and third quarters of 1998.

  1997 per share amounts are restated to reflect the third quarter 1998 three-for-one stock split.






SALES BY BUSINESS GROUP
Millions of dollars

PERFORMANCE POLYMERS           $625
CHEMICAL SPECIALTIES           $188     [PIE CHART]
ELECTRONIC MATERIALS           $ 96



SALES BY CUSTOMER LOCATION
Millions of dollars

                                NORTH AMERICA  $518
[PIE CHART]                     EUROPE         $213
                                ASIA-PACIFIC   $107
                                LATIN AMERICA  $ 71

                         =======================
                         == CHAIRMAN'S LETTER ==
                         =======================

Rohm and Haas's results for the third quarter of 1998 show sales down
7 percent and volume up 3 percent compared to the third quarter of 1997. After adjusting for the divestitures of AtoHaas and RohMax earlier in the year, sales were down 3 percent from the year ago period, and volume was up 1 percent.

Earnings per common share for the quarter were up 4 percent over a year ago. Given the economic uncertainties around the world, this is a commendable achievement.

The company's performance during the third quarter was influenced by the continuing turmoil in Asian economies, improved raw material costs and somewhat lower selling prices. The company's production facilities continue to function smoothly and efficiently. Inventories remain at levels similar to those seen earlier in the year.

As Rohm and Haas operates more efficiently, we continue to become more profitable as well. For the first nine months of 1998, Rohm and Haas's gross profit margin was 40 percent, compared to 36 percent for the first nine months of 1997. That is the highest level in the 50 years Rohm and Haas has been a public company.

Posting dependable growth in the company's profit margins and earnings per share is the result of much hard work over the past several years. In
1993, we said that we would manage our own fate by changing the way we work -- by creating better processes, controlling internal costs and putting increasing emphasis on the specialty nature of our product portfolio. As the economic slowdown persists in Asia and spreads to other parts of the world, the positive results of the changes we have made become more visible.

As you know, worldwide economic uncertainty persists into 1999. I remain confident, however, that unless we face a deep global recession, Rohm and Haas will continue to grow larger and more profitable.


/s/ J. LAWRENCE WILSON
    J. Lawrence Wilson
    November 12, 1998

                 ========================================
                 == MANAGEMENT DISCUSSION AND ANALYSIS ==
                 ========================================

THIRD QUARTER 1998 VERSUS
THIRD QUARTER 1997

Earnings for the third quarter of 1998 decreased 5% to $86 million from $91 million in the third quarter of 1997. Diluted earnings per common share for the quarter were $.48 unchanged from the 1997 quarter. Included in the 1998 results is an extraordinary after-tax charge of $3 million, or $.02 per share, related to an early extinguishment of debt. Volume increased 3% for the quarter and sales decreased 7%. In addition to the divestiture of two businesses, resulting in the exclusion of AtoHaas' sales from 1998 results, the remaining 50% of NorsoHaas was acquired and operations in China were consolidated in 1998. On a comparable-business basis, volume increased 1% and sales decreased 3% primarily as a result of lower selling prices and currency impacts. Volume gains in North America and in Latin America, on a comparable basis, carried the quarter to a 1% increase, despite volume losses due to poor business conditions in the Asia-Pacific region and flat volume in Europe. Asia-Pacific region sales declined 24% on a 14% volume decrease. The company's earnings decreased 2%, excluding the extraordinary item, as a result of lower selling prices, currency impacts and the absence of affiliate earnings from businesses divested in 1998, some of which was mitigated by lower raw material costs. Diluted earnings per common share excluding the non-recurring extraordinary item were $.50 for the third quarter, up 4% versus 1997. The increase in earnings per share also reflects the impact of the company's stock repurchase program.

In the first quarter of 1998, the company changed its financial reporting structure and, in August 1998, the related management structure to better reflect its technical strengths and focus on key markets. Rohm and Haas now reports by three business segments:
Performance Polymers, consisting of the Polymers and Resins, Monomers, Formulation Chemicals and Plastics Additives businesses; Chemical Specialties, consisting of the Agricultural Chemicals, Ion Exchange and Biocides businesses; and Electronic Materials, consisting of Shipley and Rodel, Inc., an affiliate. The 1997 presentation of sales and earnings has been restated to reflect these changes. In the restatement, 1997 results of AtoHaas and RohMax are reported under Performance Polymers.

Performance Polymers earnings of $83 million were down from prior year earnings of $85 million. Sales were down 9% to $625 million from $684 million in the 1997 period, largely as a result of the absence of AtoHaas sales. On a comparable basis volume increased 1% and sales decreased 4%. The sales decrease on higher volume is a result of unfavorable currency impacts in Asia-Pacific and lower selling prices in North America and Europe. Volume and sales in Asia-Pacific were significantly below 1997, reflecting the unfavorable economic conditions in the region. Segment earnings were down 2% largely as a result of the absence of affiliate earnings from businesses divested in 1998.

Chemical Specialties earnings of $8 million for the third quarter of 1998 were down $1 million from the prior-year period. Volume increased 2% because of strong demand in the Agricultural Chemicals business. Biocides volume was also up while Ion Exchange volume was down. Chemical Specialties sales increased slightly because of strength in North America, which overcame unfavorable currency impacts and lower demand in Asia-Pacific. Earnings decreased despite a strong performance in North America in large part due to losses in Asia-Pacific, which were driven by unfavorable currencies and lower demand.

Electronic Materials earnings of $9 million decreased 36% from 1997 earnings of $14 million. Sales were down 7% while volume increased 1%, reflecting pricing pressure in the microelectronics and printed wiring board businesses in part related to the weakened economy in Asia-Pacific where sales and earnings were down. The earnings decrease is largely a result of lower demand, unfavorable selling prices and after-tax charges of $2 million in the quarter related to restructuring at both Shipley and Rodel.

Corporate expenses totaled $14 million in the third quarter of 1998 compared to $17 million in the prior year period. The third quarter of 1998 includes a $3 million after-tax extraordinary loss on the early extinguishment of debt. The decrease in corporate expenses was primarily a result of lower interest expense.

The third quarter gross profit margin of 38% was up from 35% in the prior-year period, largely as a result of lower raw material costs and efficient plant operations that overcame selling prices and weaker Asia-Pacific currencies.

Selling, administrative and research expenses increased slightly in the third quarter of 1998 versus the 1997 period. Interest expense was $4 million lower than in the 1997 period due in large part to debt retirements, while the absence of earnings from RohMax resulted in a decrease of $4 million in affiliate earnings.

The effective tax rate for the third quarter of 1998 was 33%, up from 32% for the third quarter of 1997. The lower rate in the prior year results in part from the effect of affiliate earnings, which are recorded on an after-tax basis.


NINE MONTHS 1998 VERSUS
NINE MONTHS 1997

Earnings for the first nine months of 1998 were $365 million, an increase of 17% over last year's earnings of $312 million. Diluted earnings per common share were $1.98 compared to $1.61 in 1997.
Included in 1998 results are a second quarter one-time net gain of $48 million, or $.26 per share. This net gain affected all segments and regions, except Latin America, and was the net result of the sale of the company's interest in the AtoHaas and RohMax joint ventures, an early extinguishment of debt, the write-off of certain intangible assets in Europe and business realignment costs primarily in Asia. An additional after-tax charge of $3 million related to debt extinguishment was incurred in the third quarter of 1998. Sales decreased 7% on a 1% volume increase. On a comparable-business basis, sales decreased 3% while volume increased 1%. In addition to the divestiture of two businesses, resulting in the exclusion of AtoHaas' sales from 1998, the remaining 50% of NorsoHaas was acquired and operations in China were consolidated during the year. The sales decrease on higher volume is largely a result of weaker currencies, primarily in Asia-Pacific, and lower selling prices. Volume was strong in Europe while the unfavorable business environment hurt volume in the Asia-Pacific region. Volume in North America was flat while Latin American volume was down. On a comparable basis, Asia-Pacific region sales declined 19% and volume decreased 11%. The company's earnings increased 3% excluding non-recurring items due in part to lower raw material costs and higher volume. Earnings per common share before non-recurring items were $1.74 for the first nine months of 1998, up 8% versus 1997. The increase in earnings per share also reflects the impact of the company's stock repurchase program.

Performance Polymers earnings, excluding non-recurring items, were $258 million, up 1% from the first nine months of 1997. Sales were down 10% to $1,888 million from $2,097 million in 1997, largely as a result of the absence of AtoHaas sales. Volume was flat and sales decreased 4% on a comparable-business basis. The decrease in sales on flat volume was primarily a result of unfavorable currencies in Europe and Asia-Pacific and lower selling prices. Performance Polymer sales in the Asia-Pacific region were down more than 27% from the prior year while volume decreased 11%. Earnings increased, excluding non-recurring items, largely as a result of lower raw material prices and volume in the Polymers and Resins business in North America and Europe.

Chemical Specialties earnings were $69 million for the first nine months of 1998, excluding non-recurring items, up 3% from $67 million in 1997. Sales of $655 million decreased 1% from 1997 sales of $660 million, in part due to weaker currencies in Europe and Asia-Pacific and to lower selling prices. Volume increased 2% as a result of strong second and third quarter demand in the Agricultural Chemicals business. The earnings increase was a result of increases in the Primenes and Biocides businesses.

Electronic Materials earnings of $37 million, excluding second and third quarter non-recurring items, decreased $2 million, or 5%, from the 1997 period. Sales were essentially flat and volume increased 6%. Shipley Company volume increased in all regions, except Asia-Pacific. The lower sales and earnings in Asia-Pacific mitigated the effects of solid growth in North America. While earnings benefited from the contribution of Rodel, an affiliate acquired in June 1997, the impact of losses in the Asia-Pacific region was not offset.

Corporate expenses were $55 million compared to expenses of $50 million in 1997. Nineteen-ninety-eight included after-tax charges of $13 million related to extraordinary losses on the early extinguishment of debt.

The gross profit margin for the first nine months was 40%, up from 36% in the prior-year period, largely as a result of lower raw material costs and efficient plant operations. Selling prices were lower and currency fluctuations in Europe and Japan were unfavorable.

Selling, administrative and research expenses for the period were essentially unchanged compared to the 1997 period, reflecting the net effect of higher research expense and lower selling and administrative expense due to the absence of AtoHaas costs. Interest expense was down 13% as a result of debt retirements in the second and third quarters, while affiliate earnings decreased to $2 million compared to 1997 earnings of $10 million, due to the absence of the affiliate earnings of RohMax. Other income of $108 million reflects the net before-tax gain on second quarter non-recurring items, including the divestiture of the AtoHaas and RohMax businesses.

The effective tax rate for the first nine months was 36%, up from 33% for the same period of 1997, largely as a result of the tax effect of the non-recurring items in the second quarter.


LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

In June 1998 the company sold its interest in the AtoHaas and RohMax businesses for cash proceeds of $287 million, resulting in a net after-tax gain of $76 million, or $.41 per share. During the third quarter of 1998, the company repurchased 13,623,000 million shares of its common stock, for which it paid $427 million, largely through an accelerated stock repurchase program with a third party. Under the terms of this purchase, the final cost to the company will reflect the average share price in the market over an extended trading period. Also during the quarter, the company retired $15 million of high interest long-term debt after having retired $115 million of debt through a tender offer in June of 1998. These debt retirements resulted in after-tax extraordinary losses of $13 million, or $.07 per share through the first nine months of 1998. Net cash out-flows during the first nine months of 1998 included these transactions and resulted in a $17 million decrease in cash and cash equivalents versus year-end 1997.

Free cash flows for the first nine months of 1998 versus the prior-year period were as follows:

                              Nine Months Ended
                                September 30,
                              -----------------
                              1998        1997
                              -----------------
Cash provided by
  operating activities        $519        $596
Capital additions             (137)       (172)
Dividends                      (95)        (89)
                              -----------------
Free cash flow                $287        $335
                              -----------------

Fixed asset additions year-to-date through September of 1998 totaled $137 million, compared to $172 million in the prior year. The decrease reflects the absence of significant projects that were in process during the same period of 1997, such as the completion of capacity expansion in Texas. Improved asset utilization also contributed to the lower spending. Spending for the full year is expected to be approximately $200 million, and includes spending on emulsions capacity in Europe, ion exchange resin and emulsions capacity in Asia-Pacific and further investment in the Electronic Materials businesses.

On July 27, 1998, the board of directors declared a three-for-one split of the company's common stock. The stock split was effected in the form of a 200 percent common stock dividend paid on September 1, 1998 to stockholders of record on August 7, 1998. The par value of the common stock remains $2.50 per share. Also during the quarter, the company retired 39 million treasury shares. As a result of these transactions, the company transferred $296 million from retained earnings to common stock. This amount represents the total par value of new shares issued. Amounts per share, numbers of common shares and capital accounts have been restated to give retroactive effect to the stock split.

On October 16, 1998, the board of directors declared regular quarterly dividends of $.18 per common share and $.6875 per preferred share. Both dividends are payable December 1, 1998 to stockholders of record on November 6, 1998.

The debt-to-capital ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 28% at the end of the quarter, compared with 23% at year-end 1997 and 24% at the end of the third quarter of 1997. (Debt-to-capital is total debt divided by the sum of total debt, minority interest, shareholders' equity and ESOP shares.) The company repurchased a total of 17,454,000 shares of common stock during the first nine months of 1998, at a cost of $562 million. With 3 million shares remaining in its most recent authorization, on October 16, 1998 the Board of Directors authorized the purchase of an additional 9 million shares.

In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components. The company adopted this standard in the first quarter of 1998. As permitted under the standard, the company will present the components of comprehensive income in its Statement of Consolidated Stockholders' Equity. Because this Statement is not part of the company's required interim reporting, comprehensive income is disclosed in a note to the financial statements.

Also in 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and, in 1998, SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." Both standards establish guidance for disclosure in annual financial statements. The company expects its business segment reporting under SFAS No. 131 will be consistent with the changes in its financial reporting structure incorporated in the company's reporting since the first quarter of 1998. The company will adopt the disclosures prescribed by both statements in its 1998 annual report as required.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes a new model for the accounting and reporting of derivative and hedging transactions.
The statement amends a number of existing standards and is effective for fiscal years beginning after June 15, 1999. The company expects to adopt this standard as required in fiscal year 2000 and has not yet fully assessed its potential impact on its financial position or results of operations.

Beginning in 1999 eleven of the fifteen member countries of the European Union will adopt the Euro as their common currency after establishing fixed conversion rates from their existing currencies. The company formed a multifunctional steering team to evaluate the potential effect of the Euro in key impact areas such as information technology, treasury, supply chain and accounting. The company's view is that the relevant systems are generally capable of accommodating a conversion to the Euro; therefore, the company does not expect that the conversion will have a material effect on its financial position or results of operations.

During 1996 management initiated an enterprise-wide program to prepare the company's computer systems and applications for the year 2000, and, in 1997, began assessing supply chain and customer implications. All of the company's centralized computer systems have been inventoried and assessed to determine their Year 2000 readiness. Remediation of computer applications supporting manufacturing and order processing is expected to be completed by year-end 1998 and for sales and marketing and financial systems by the first quarter of 1999. Testing of all remediated systems is expected to be completed by June of 1999. Assessment of key process control and other plant floor systems at each facility is complete with most remediation planned for completion by year-end 1998, with some remediation extending into 1999. In addition to these internal systems and processes, the company has placed a high priority on assessing the status of its critical suppliers and business partners, such as warehouses, toll manufacturers, distributors and transportation services.

The company expects all of its internal remediation and testing to be completed by June 1999; however, despite its best efforts, business may be interrupted with potentially material impact on its financial position or results of operations if any of the following occurs: external supply of raw materials or utilities is delayed or unavailable for an extended period; manufacturing systems fail; or, central corporate computer systems fail. To limit the effects of these potential failures, the company is beginning to prepare appropriate contingency plans for individual systems. Examples of contingency plans include a "freezing" of modifications to computer systems, ensuring availability of additional information technology personnel during the critical time period, backing-up systems at off-site facilities, increasing inventory of products and raw materials, and preparing for temporary shut-downs of certain plants and facilities. In addition, the company has standard operating procedures in place for a safe and orderly shut-down of systems and facilities should this be necessary.

A significant proportion of the costs associated with the year 2000 effort represent the redeployment of existing information technology resources. In addition, consulting and other expenses related to software application and facilities enhancements necessary to prepare the systems for the year 2000 will be incurred. Approximately half of these costs, which are expected to total $16 million, have been incurred and charged to expense through September 30, 1998.

This discussion contains forward-looking statements based, in part, on assumptions such as the following: that the manufacturers of the company's computer systems and software have correctly represented the year 2000 status of their products; that the company's suppliers and customers will meet their stated year 2000 and Euro compliance obligations; and that the company's own investigation, remediation, testing and systems implementations are successful. The year 2000 and Euro discussions and other forward-looking statements made in this quarterly report are based on current expectations and are subject to the risks and uncertainties discussed here as well as those detailed in the company's March 27, 1998, Form 10-K filing with the Securities and Exchange Commission. Actual results in the future may differ from those projected.

               ============================================
               == ROHM AND HAAS COMPANY AND SUBSIDIARIES ==
               ============================================


SALES BY BUSINESS GROUP AND CUSTOMER LOCATION   (Millions of dollars)
------------------------------------------------------------------------------
THIRD QUARTER 1998 AND 1997
------------------------------------------------------------------------------

                 Performance       Chemical      Electronic
                   Polymers       Specialties    Materials         Total
               ---------------    -----------    ----------    --------------
                1998      1997*   1998   1997*   1998  1997*    1998     1997*
               ---------------    -----------    ----------    --------------
North America  $  406   $  442    $ 68   $ 55    $ 44  $ 46    $  518  $  543
Europe            140      140      50     52      23    23       213     215
Asia-Pacific       46       65      32     43      29    34       107     142
Latin America      33       37      38     37      --    --        71      74
               ---------------    -----------    ----------    --------------
Total          $  625   $  684    $188   $187    $ 96  $103    $  909  $  974
               ---------------    -----------    ----------    --------------

------------------------------------------------------------------------------
FIRST NINE MONTHS 1998 AND 1997
------------------------------------------------------------------------------

                 Performance       Chemical      Electronic
                   Polymers       Specialties    Materials         Total
               ---------------    -----------    ----------    --------------
                1998      1997*   1998   1997*   1998  1997*    1998     1997*
               ---------------    -----------    ----------    --------------
North America  $1,207   $1,343    $242   $219    $134  $130    $1,583  $1,692
Europe            453      456     207    216      70    67       730     739
Asia-Pacific      136      190     105    128      89    95       330     413
Latin America      92      108     101     97      --    --       193     205
               ---------------    -----------    ----------    --------------
Total          $1,888   $2,097    $655   $660    $293  $292    $2,836  $3,049
               ---------------    -----------    ----------    --------------

*Restated to reflect the 1998 change in financial reporting structure.



PHYSICAL VOLUME CHANGE
CURRENT QUARTER RELATIVE TO YEAR-EARLIER QUARTER
-----------------------------------------------------------------------
                                Percent         CUSTOMER        Percent
BUSINESS GROUP                  Change          LOCATION        Change
-----------------------------------------------------------------------
                                                North America      3
Performance Polymers               4            Europe             9
Chemical Specialties               2            Asia-Pacific      (7)
Electronic Materials               1            Latin America      3
-----------------------------------------------------------------------
Worldwide                          3            Worldwide          3
-----------------------------------------------------------------------



CURRENT NINE MONTHS RELATIVE TO YEAR-EARLIER NINE MONTHS
-----------------------------------------------------------------------
                                Percent         CUSTOMER        Percent
BUSINESS GROUP                  Change          LOCATION        Change
-----------------------------------------------------------------------
                                                North America     --
Performance Polymers               1            Europe            11
Chemical Specialties               2            Asia-Pacific      (6)
Electronic Materials               6            Latin America     (2)
-----------------------------------------------------------------------
Worldwide                          1            Worldwide          1
-----------------------------------------------------------------------

NET EARNINGS BY BUSINESS GROUP AND CUSTOMER LOCATION
-------------------------------------------------------------------------------
                                       Quarter Ended        Nine Months Ended
                                       September 30,          September 30,
                                   ---------------------   --------------------
                                      1998       1997*        1998       1997*
                                   --------------------------------------------
BUSINESS GROUP                                (Millions of dollars)
                                   --------------------------------------------
Performance Polymers                  $ 83       $ 85         $332       $256
Chemical Specialties                     8          9           54         67
Electronic Materials                     9         14           34         39
Corporate                              (14)       (17)         (55)       (50)
---------------------------------------------------------   -------------------
      Total                           $ 86       $ 91         $365       $312
---------------------------------------------------------   -------------------
CUSTOMER LOCATION
North America                         $ 78       $ 70         $298       $224
Europe                                  10         17           88         72
Asia-Pacific                             4         12           13         40
Latin America                            8          9           21         26
Corporate                              (14)       (17)         (55)       (50)
---------------------------------------------------------   -------------------
      Total                           $ 86       $ 91         $365       $312
---------------------------------------------------------   -------------------

Corporate includes non-operating items such as interest income and expense, corporate governance costs, corporate exploratory research and, in 1998, loss on early extinguishment of debt.

* Restated to reflect the 1998 change in financial reporting structure.



ANALYSIS OF CHANGE IN BASIC PER-SHARE EARNINGS
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
----------------------------------------------------------------------
                                                    $/Share
                                                  (after-tax)
                                         -----------------------------
                                            THIRD            FIRST
GROSS PROFIT                               QUARTER        NINE MONTHS
                                         ------------    --------------
Selling prices                             $(.11)            $(.12)
Physical volume and product mix             (.01)             (.04)
Raw material costs                           .13               .28
Other manufacturing costs                    .03               .12
Currency effect on gross profit             (.03)             (.17)
-----------------------------------------------------    ---------------
     Increase in gross profit                .01               .07
-----------------------------------------------------    ---------------
OTHER CAUSES
Gain on sale of facilities and
   investments, net                           --               .41
Selling, administrative and
   research expenses*                       (.01)             (.01)
Interest expense                             .01               .01
Share of affiliate earnings                 (.02)             (.04)
Extraordinary loss on early
   extinguishment of debt                   (.01)             (.07)
Provision for write-down of assets            --              (.07)
Reduction in outstanding shares of
   common stock                              .03               .09
Other                                         --              (.01)
-----------------------------------------------------    ---------------
     Increase from other causes               --               .31
-----------------------------------------------------    ---------------
Increase in basic per-share earnings       $ .01             $ .38
-----------------------------------------------------    ---------------
*Amounts shown are on a U.S. dollar basis and include the impact of currency movements compared to the prior-year period.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS  (Subject to Year-end Audit)
-------------------------------------------------------------------------------
                                       Quarter Ended        Nine Months Ended
                                       September 30,          September 30,
                                ------------------------   --------------------
                                    1998        1997          1998       1997
                                ------------------------   --------------------
CURRENT EARNINGS                (Millions of dollars, except per share amounts)
                                -----------------------------------------------
Net sales                         $   909     $   974        $ 2,836   $ 3,049
Cost of goods sold                    564         632          1,712     1,945
--------------------------------------------------------   --------------------
Gross profit                          345         342          1,124     1,104

Selling and administrative expense    154         151            460       467
Research and development expense       50          50            154       145
Interest expense                        5           9             26        30
Share of affiliate net earnings        --           4              2        10
Other (income) expense, net             3           2           (108)        8
--------------------------------------------------------   --------------------
Earnings before income taxes and
   extraordinary item                 133         134            594       464
Income taxes                           44          43            216       152
--------------------------------------------------------   --------------------
EARNINGS BEFORE EXTRAORDINARY
   ITEM                           $    89     $    91        $   378   $   312
Extraordinary loss on early
   extinguishment of debt
   (net of income tax benefit
   of $1 and $6)                        3          --             13        --
--------------------------------------------------------   --------------------
NET EARNINGS                      $    86     $    91        $   365   $   312
Less preferred stock dividends          1           2              5         6
--------------------------------------------------------   --------------------
NET EARNINGS APPLICABLE TO
   COMMON SHAREHOLDERS            $    85     $    89        $   360   $   306
--------------------------------------------------------   --------------------
EARNINGS PER COMMON SHARE
   BEFORE EXTRAORDINARY ITEM:
   -- Basic                       $   .51     $   .48        $  2.09   $  1.64
   -- Diluted                         .50         .48           2.05      1.61

NET EARNINGS PER COMMON SHARE:
   -- Basic                       $   .49     $   .48        $  2.02   $  1.64
   -- Diluted                         .48         .48           1.98      1.61

Common dividends                  $   .18     $   .17        $   .52   $   .47

Average number of common shares
   outstanding (millions)           172.5       184.7          178.3     186.7
--------------------------------------------------------   --------------------
See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS   (Subject to Year-end Audit)
------------------------------------------------------------------------
                                                  Nine Months Ended
                                                    September 30,
                                             ---------------------------
                                                 1998           1997
                                             ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES             (Millions of dollars)
                                             ---------------------------
Net earnings                                     $ 365          $ 312
Adjustments to reconcile net earnings
   to cash provided by operating activities,
   net of the effects of acquisitions and
   divestitures:
      Depreciation                                 203            206
      Deferred income taxes                          2             10
      Accounts receivable                          (42)            67
      Inventories                                   14             41
      Accounts payable and accrued liabilities     (27)           (56)
      Income taxes payable                         (19)            17
      Gain on sale of facilities and investments   (76)            --
      Extraordinary loss on early extinguishment
         of debt, net of tax                        13             --
      Provision for the write-down of assets        16             --
      Other working capital changes, net           (16)           (22)
      Other, net                                    86             21
------------------------------------------------------------------------
      Net cash provided by operating activities    519            596
------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sales of facilities and investments,
   net of cash sold                                287             10
Additions to land, buildings and equipment        (137)          (172)
Investments in affiliates, net of cash acquired    (21)           (73)
------------------------------------------------------------------------
      Net cash provided by (used for)
         investing activities                      129           (235)
------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt             8             14
Purchase of treasury stock                        (562)          (169)
Repayments of long-term debt                      (190)           (38)
Net change in short-term borrowings                177            (56)
Payment of dividends                               (95)           (89)
Other, net                                          (3)            (2)
------------------------------------------------------------------------
      Net cash used by financing activities       (665)          (340)
------------------------------------------------------------------------
Effect of exchange rate changes on cash             --              1
------------------------------------------------------------------------
      NET INCREASE (DECREASE) IN CASH AND
         CASH EQUIVALENTS                        $ (17)         $  22
------------------------------------------------------------------------
See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS   (Subject to Year-end Audit)
-----------------------------------------------------------------------------
                                   SEPTEMBER 30,  December 31,  September 30,
                                       1998           1997          1997
                                   ------------------------------------------
ASSETS                                        (Millions of dollars)
                                   ------------------------------------------
Current assets:
   Cash and cash equivalents          $   23         $   40        $   33
   Receivables, net                      752            755           776
   Inventories (note e)                  414            459           442
   Prepaid expenses and
     other assets                        145            143           140
-----------------------------------------------------------------------------
      Total current assets             1,334          1,397         1,391
-----------------------------------------------------------------------------
Land, buildings and equipment          4,375          4,492         4,440
Less accumulated depreciation          2,513          2,484         2,429
-----------------------------------------------------------------------------
      Net land, buildings
        and equipment                  1,862          2,008         2,011
-----------------------------------------------------------------------------
Other assets                             433            495           481
-----------------------------------------------------------------------------
                                      $3,629         $3,900        $3,883
-----------------------------------------------------------------------------
LIABILITIES AND
STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                      $  240         $   97        $   74
   Accounts payable and
      accrued liabilities                635            669           625
   Accrued income taxes                  115             84            88
-----------------------------------------------------------------------------
      Total current liabilities          990            850           787
-----------------------------------------------------------------------------
Long-term debt                           388            509           551
Employee benefits                        415            410           411
Other liabilities                        334            334           350

Stockholders' equity:
   $2.75 Cumulative convertible
      preferred stock (note g)           110            126           127
   Common stock: shares
      issued -- 196,957,140              492            590           590
   Additional paid-in capital            119            135           134
   Retained earnings                   1,240          1,932         1,866
-----------------------------------------------------------------------------
                                       1,961          2,783         2,717
   Less: Treasury stock (note h)         304            820           774
   Less: ESOP shares                     133            138           140
   Other comprehensive income            (22)           (28)          (19)
-----------------------------------------------------------------------------
      Total stockholders' equity       1,502          1,797         1,784
-----------------------------------------------------------------------------
                                      $3,629         $3,900        $3,883
-----------------------------------------------------------------------------
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. Certain prior year amounts in the Statements of Cash Flows have been restated to conform to current year presentation. These financial statements should be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1997.

(B) The company is a party in various government enforcement and private actions associated with former waste disposal sites. The company is also involved in potential remediations at some of its manufacturing facilities. At September 30, 1998, the reserves for remediation were $139 million, compared to $147 million at December 31, 1997. Insurance recoveries receivable were $2 million at September 30, 1998 and $19 million at December 31, 1997, the change resulting largely from collections in 1998. The company is in the midst of lawsuits over insurance coverage for environmental liabilities. It is the company's practice to reflect environmental insurance recoveries in the results of operations for the quarter in which litigation is resolved through settlement or other appropriate legal process. Recoveries typically determine coverage for both past and future environmental spending. The amounts charged to earnings before tax for environmental remediation, net of insurance, were $9 million in the first nine months of 1998 and $10 million in the first nine months of 1997. In the 1997 period, there were charges of $27 million resulting largely from an unfavorable arbitration decision related to the Woodland sites. These charges were offset by a $25 million increase in insurance recoveries receivable resulting from agreements reached during that quarter with certain insurance carriers. The 1998 charge includes the aggregation of smaller environmental accruals.

    In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $65 million. The company has also identified other sites, including its larger manufacturing facilities in the United States, where future environmental remediation expenditures may be required, but these expenditures are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given year.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. The company is also a subject of an investigation by U.S. Customs into the labeling of some products imported into the U.S. from some of the company's non-U.S. locations. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

(D) On July 27, 1998, the board of directors declared a three-for-one split of the company's common stock. The stock split was effected in the form of a 200 percent common stock dividend paid on September 1, 1998 to stockholders of record on August 7, 1998. The par value of the common stock remains $2.50 per share. Also during the quarter, the company retired 39 million treasury shares. As a result of these transactions, the company transferred $296 million from retained earnings to common stock. This amount represents the total par value of new shares issued. Amounts per share, numbers of common shares and capital accounts have been restated to give retroactive effect to the stock split.

(E) Inventories consist of:
    (Millions of dollars)

                                          SEPT. 30,   Dec. 31,  Sept. 30,
                                             1998       1997       1997
                                          ---------   --------  ---------
Finished products and work in process        $307       $352       $331
Raw materials and supplies                    107        107        111
                                             ----       ----       ----
Total inventories                            $414       $459       $442
                                             ----       ----       ----

(F) The components of third quarter and nine months of 1998 comprehensive income are as follows (millions of dollars):

                                       Sept. 30, 1998
                                       --------------
                                       Qtr.       YTD
                                       ----      ----
Net income                             $ 86      $365
Other comprehensive income,
   net of tax: Foreign
   currency translation
   adjustment                             4        (6)
                                       ----      ----
Comprehensive income                   $ 90      $359
                                       ----      ----


(G) The number of preferred shares issued and outstanding were:
    September 30, 1998             2,198,590
    December 31, 1997              2,522,926
    September 30, 1997             2,530,805

(H) The number of common treasury shares were:
    September 30, 1998            31,148,635
    December 31, 1997             53,330,193
    September 30, 1997            51,765,651

                             [LOGO]
                      RESPONSIBLE CARE(R)
                      A PUBLIC COMMITMENT


                             [LOGO]
                         ROHM AND HAAS

                     APPENDIX TO EXHIBIT 20

        (Pursuant to Part 232.304(a) of Regulation S-T)


  Graphic                      Description/Cross Reference
-----------     -----------------------------------------------------------
Cover           An illustration of a chemical molecule and words
                "Third Quarter 1998"

Pie Charts      Description included in introduction to Exhibit 20
                (not incorporated by reference)